Constitution and Documents on Display

Our constitution

The following provides information on the material provisions of our constitution. Our constitution describes many of the rights of a shareholder.

Shareholders' approval required

Our affairs are managed by our directors. However, the approval of shareholders is required for certain important matters, such as the election of directors and the sale or disposal of our main undertaking. As the Commonwealth holds 50.1% of our issued shares it has the power to control most decisions made by shareholders.

Directors and shareholders may call a meeting

The directors may call a general meeting at their discretion. The directors must also call and arrange to hold a general meeting on the request of:

    shareholders who hold at least 5% of the votes that may be cast at the general meeting; or
    at least 100 shareholders who are entitled to vote at the general meeting.

General meeting attendance and notice

All shareholders are notified of and may attend all general meetings. We send a notice of the meeting to all shareholders at least 28 days before the meeting.

Voting rights

Shareholders (whether residents or non-residents of Australia) may vote at a meeting of shareholders in person, by proxy, attorney, or representative, depending on whether the shareholder is an individual or a company.

Three shareholders (one of whom must be the Commonwealth) must be present in person or by proxy, attorney or representative to form a quorum. If there is no quorum present at a meeting 15 minutes after the time set for the start of the meeting, then:

    if the meeting was called by a shareholder or shareholders, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the shareholder or shareholders who called the meeting appoint by notice to shareholders and others entitled to notice of the meeting; or
    in any other case, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the directors appoint by notice to shareholders and others entitled to notice of the meeting.

At the adjourned meeting, the quorum is two shareholders, present in person or by proxy, attorney or representative. One shareholder must be the Commonwealth, unless the Commonwealth received written notice of the original meeting and did not attend that meeting. The adjourned meeting is dissolved if this quorum is not present within 15 minutes of the time specified for the meeting.

Shareholders must vote on a show of hands unless a poll is called. A poll may be called either before a vote is taken or before or immediately after the voting results on a show of hands are declared. A poll may be called by:

    the chairman of the meeting;
    not less than five shareholders who may vote on the resolution; or
    a shareholder or shareholders who together hold at least 5% of the votes that may be cast on the resolution on a poll.

If the demand for a poll is withdrawn, the vote is decided on a show of hands.

Subject to any rights or restrictions attaching to our shares, on a show of hands, each shareholder present in person or by proxy, attorney or representative, has one vote and on a poll, has one vote for each fully paid share. Presently, we have only one class of fully paid ordinary shares and these do not have any voting restrictions. If shares are not fully paid, the number of votes attaching to the shares is pro-rated accordingly.

An ordinary resolution is passed:

    on a show of hands, by a majority of shareholders present in person or by proxy voting in favour of the resolution; and
    on a poll, by shareholders present in person or by proxy holding at least a majority of the votes cast in favour of the ordinary resolution.

A special resolution is passed:

    on a show of hands, by at least 75% of shareholders present in person or by proxy voting in favour of the resolution; and
    on a poll, by shareholders present in person or by proxy that represent at least 75% of the votes cast in favour of the special resolution.

The chairman has a discretionary tie-breaking vote if the chairman may vote at the meeting.

Dividends

Subject to any special rights attaching to our shares and to the terms of any issue of shares to the contrary, shareholders receive dividends according to the number of shares held and the amount paid up on those shares. Currently, no special rights attach to any of our shares.

Rights to profits

The power to declare dividends and to fix the time for their payment is vested in the board of directors.

Our directors may, before declaring or paying a dividend, set aside out of our profits any amount that they think should be applied as a reserve. Our directors may also carry forward profits which they consider should not be distributed as a dividend, without transferring those profits to a reserve.

A declaration by our directors as to the amount of the profits available for dividend is conclusive and binding on all shareholders.

Documents to be sent to shareholders

Shareholders will receive a copy of any financial statements or other documents, which we must send to shareholders under our constitution, the Corporations Act and the listing rules of the ASX. We also offer shareholders the opportunity to receive electronic copies of these documents via email as an alternative to receiving hard copies.

Number of directors

At all times, we must have between three and 13 directors on the board of directors. Shareholders may vote to increase the maximum number of directors.

Officers' indemnity and insurance

Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:

    the liability is not owed to us or a related body corporate;
    the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act; and
    the liability does not arise out of conduct involving a lack of good faith.

Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.

If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer's or employee's capacity as a director of that other company. It is also subject to any corporate policy made by our chief executive officer. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms "officer", "employee" and "outside officer" are defined in our constitution.

We may pay an insurance premium insuring a person who is or has been a director, secretary or executive officer of Telstra or of one of our related bodies corporate against certain liabilities incurred by that person in such a capacity. The insurance will not cover liabilities, which arise out of conduct involving a wilful breach of that person's duty to us or a breach of their duty not to improperly use their position or company information.

We may issue further shares but the Commonwealth must hold at least 50.1% of our shares

The directors may issue shares at their discretion. They must, however, act in accordance with our constitution, the Corporations Act, the Telstra Act, the listing rules of the ASX, any special rights conferred on holders of any shares and any direction from the company in general meeting where shareholders have been requested to authorise an issue of shares. However, under the Telstra Act, the Commonwealth must hold at least 50.1% of our issued shares. The Commonwealth may hold less than 50.1% of our issued shares only if legislation is passed permitting it to do so.

Winding-up

If Telstra is wound up, our surplus assets, after paid up capital, including credited as paid, has been repaid, will be distributed to shareholders in the following order:

    to any shareholders with special or preferential rights attaching to their shares (presently, there are none); and
    to other shareholders in proportion to the capital paid up, including credited as paid, or which ought to have been paid up, including credited as paid, at the commencement of the winding-up, on their shares.

Restrictions on foreign ownership

Our constitution contains provisions designed to enable us to monitor and enforce the foreign ownership restrictions. We have adopted rules to implement these provisions, which bind all shareholders. These are outlined at the section "Exchange Controls and Foreign Ownership".

Directors' interests

A director who has a material personal interest in a proposal, arrangement or contract that is being considered at a meeting of our directors has a limited right to be present at the relevant meeting and to vote on the matter.

The power to vote and be present only exists in certain circumstances prescribed by the Corporations Act. These are:

    when the board has passed a resolution that identifies the director and their interest and states that the other directors are satisfied the interest should not disqualify the director; or
    where the Australian Securities & Investments Commission (ASIC) makes a declaration or class order that the director may vote notwithstanding their material personal interest.

The directors' power to vote compensation to themselves in the absence of an independent quorum is limited. If there are not enough directors to form a quorum because interested directors are disqualified, the directors must:

    call a general meeting to consider a resolution to deal with the matter; or
    seek a declaration from ASIC allowing the interested director to vote and be included in the quorum. Note, however, that ASIC will only exercise this power when the matter needs to be dealt with urgently and cannot be dealt with in a general meeting.

Borrowing powers

Our directors may exercise all of our borrowing powers in their absolute discretion. This power may only be varied by amending our constitution, which would require a special resolution to be passed by our shareholders at a general meeting.

Retirement of directors

Our directors (other than the chief executive officer) may not retain office for more than three years without offering themselves for re-election.

At the annual general meeting in each year at least onethird of our directors (other than the chief executive officer) must retire from office.

The directors to retire by rotation at each annual general meeting are those who have been longest in office.

In addition, our board has adopted a policy that requires our directors to:

    retire at the AGM following their 72nd birthday. Persons over the age of 72 may be appointed or reappointed as directors but only if approved by shareholders passing a special resolution at a general meeting; and
    ensure that non-executive directors serve no more than 4 terms of 3 years per term.

Directors' share qualification

Our directors do not require a share qualification.

Alteration of rights

The rights attaching to our shares may only be varied or abrogated with the written consent of the holders of threequarters of the issued shares of that class, or with the approval of a special resolution passed at a separate general meeting. Currently we have only one class of ordinary shares.

Calls

Our directors may only make calls on shareholders in respect of money unpaid on their shares. Our shareholders have no other liability to further capital calls.

Dividend policy

It is our current policy to declare ordinary dividends of at least 60% of operating profit attributable to shareholders, subject to taking into consideration a number of commercial factors, including the interests of shareholders, cash requirements for future capital expenditure and investments, as well as relevant industry practice.

Documents on display

It is possible to read and copy documents referred to in the annual report on Form 20-F that have been filed with the Securities Exchange Commission (SEC) at the SEC's public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information.